                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   ----------

                      INTEGRATED DEFENSE TECHNOLOGIES, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   45819B 10 1
            --------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT B. MCKEON
                       VERITAS CAPITAL MANAGEMENT, L.L.C.
                               660 MADISON AVENUE
                               NEW YORK, NY 10021
                                 (212) 688-0020
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                             BENJAMIN M. POLK, ESQ.
                              WINSTON & STRAWN LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                 AUGUST 17, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 11 Pages

CUSIP No. 45819B 10 1                  13D                 Page 2 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     IDT HOLDING, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (SEE ITEM 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     0 (SEE ITEM 5)
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      11,750,992 (SEE ITEM 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 (SEE ITEM 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     55.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45819B 10 1                  13D                 Page 3 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     THE VERITAS CAPITAL FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     0 (SEE ITEM 5)
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      11,750,992 (SEE ITEM 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 (SEE ITEM 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,750,992  (SEE ITEM 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     55.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45819B 10 1                  13D                 Page 4 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     VERITAS CAPITAL MANAGEMENT, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     0 (SEE ITEM 5)
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      11,750,992 (SEE ITEM 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 (SEE ITEM 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,750,992  (SEE ITEM 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     55.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45819B 10 1                  13D                 Page 5 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     ROBERT B. MCKEON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     0 (SEE ITEM 5)
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      11,750,992 (SEE ITEM 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 (SEE ITEM 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,750,992  (SEE ITEM 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     55.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45819B 10 1                  13D                 Page 6 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.

     S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

     THOMAS J. CAMPBELL
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     0 (SEE ITEM 5)
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      11,750,992 (SEE ITEM 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 (SEE ITEM 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,750,992  (SEE ITEM 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,750,992 (SEE ITEM 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     55.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

     IDT Holding, L.L.C., a Delaware limited liability company ("IDT Holding"), The Veritas Capital Fund, L.P., a Delaware limited partnership ("Veritas L.P."), Veritas Capital Management, L.L.C., a Delaware limited liability company ("Veritas L.L.C."), Mr. Robert B. McKeon, and Mr. Thomas J. Campbell, pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby file this Amendment No. 1 to Schedule 13D which amends the Schedule 13D filed with the Securities and Exchange Commission on March 8, 2002, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Integrated Defense Technologies, Inc., a Delaware corporation (the "Company"). IDT Holding, Veritas L.P., and Veritas L.L.C. are collectively referred to herein as the "Voting Agreement Reporting Persons." The Voting Agreement Reporting Persons and Mr. McKeon are collectively referred to herein as the "Standstill Agreement Reporting Persons."

     The Schedule 13D is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated in its entirety as follows:

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

     Veritas L.P. is a party to the Amended and Restated Limited Liability Company Operating Agreement of IDT Holding under which Veritas L.P. has the power to acquire, hold, sell, transfer, exchange, pledge and dispose of the Common Stock held by IDT Holding and exercise all rights, powers, privileges, and other incidents of ownership or possession with respect thereto, including voting such Common Stock.

VOTING AGREEMENT

     On August 17, 2003, DRS Technologies, Inc., a Delaware corporation ("Parent"), MMC3 Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of August 15, 2003 (the "Merger Agreement"), providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger. A copy of the Merger Agreement is attached hereto as Exhibit A, and is specifically incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

     In connection with the Merger Agreement, the Voting Agreement Reporting Persons entered into a Voting Agreement, dated as of August 15, 2003 (the "Voting Agreement"), with Parent, the principal terms of which are described below. The following description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the Voting Agreement, which is filed hereto as Exhibit B and is incorporated herein by reference.

     VOTING OF SHARES. Each Voting Agreement Reporting Person agreed to vote or cause to be voted all of its Subject Shares (as defined in the Voting Agreement) at any meeting of stockholders of the Company (or by written consent) from the time the Voting Agreement is in effect (a) in favor of the adoption and approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof); (b) against any action, proposal, transaction or agreement that would directly or indirectly result in a breach of any covenant, representation, warranty or other obligation or agreement of the Company set forth in the Merger Agreement or of the Voting Agreement Reporting Persons set forth in the Voting Agreement; and (c) except with the prior written consent of Parent, against any
(i) Alternative Proposal (as defined in the Merger Agreement); (ii) change in the persons who constitute the board of directors of the Company; (iii) material change in the capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (iv) other material change in the Company's corporate structure or business; or (v) other action or proposal involving the Company or any of its Subsidiaries (as defined in the Merger Agreement) that is intended, or would reasonably be expected, to adversely affect the transactions contemplated by the Merger Agreement. "Alternative Proposal" is defined in the Merger Agreement to mean an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated hereby) involving the Company: (a) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; (c) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of the outstanding shares of any class of equity securities of the Company or its Subsidiaries or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection therewith; or (d) any acquisition of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger.

     IRREVOCABLE PROXY. Each Voting Agreement Reporting Person granted Parent (and any designee of Parent) an irrevocable proxy to permit Parent to vote the Subject Shares in the manner described in the preceding paragraph. The irrevocable proxy will terminate upon the termination of the Voting Agreement.

     STANDSTILL. The Voting Agreement generally limits the ability of each Voting Agreement Reporting Person, from the date that the Voting Agreement is in effect, to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Shares; (b) acquire, or offer to or agree to acquire, securities of the Company or any assets of the Company or its subsidiaries or divisions; (c) solicit proxies or influence the voting of voting securities of the Company other than to recommend voting in favor of the Merger and the Merger Agreement; (d) submit stockholder proposals; (e) make a public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or its securities or assets;
(f) form, join or in any way
participate in a group (as defined under the Exchange Act) in connection with any of the foregoing activities; (g) seek to have these restrictions amended, waived or modified; and (h) generally take any actions with purpose or effect of avoiding or circumventing the foregoing limitations and requirements.

     NO SOLICITATION. The Voting Agreement Reporting Persons are not permitted to directly or indirectly initiate, solicit, or knowingly encourage any inquiries or the making or implementation of any Alternative Proposal or participate in any discussions or negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Voting Agreement Reporting Persons may provide information and engage in discussions with the person making the Alternative Proposal to the same extent as the Company is permitted to engage in discussions and provide information pursuant to Section 5.1(a) of the Merger Agreement. In such case, the Voting Agreement Reporting Persons must simultaneously provide to Parent (if not previously furnished or made available) a copy of any information provided by the Stockholders with respect to such Acquisition Proposal. The Voting Agreement Reporting Persons have strict reporting requirements and information provision obligations to Parent with respect to Alternative Proposals. Any person who is a Representative (as defined in the Voting Agreement) of both the Company and a Voting Agreement Reporting Person is entitled to take any action with respect to any Alternative Proposal solely in its capacity as a Representative of the Company that it would otherwise be permitted to take in the absence of the restrictions of the Voting Agreement. Prior to a Representative taking any such action with respect to an Alternative Proposal, however, it shall comply with the requirements of clauses
(A) through (D) of Section 5.1(b) of the Merger Agreement.

     TERMINATION. The Voting Agreement will terminate upon the earliest to occur of: (a) the termination of the Voting Agreement by mutual written consent of the parties, (b) the Effective Time, and (c) the termination of the Merger Agreement in accordance with its terms.

STANDSTILL AGREEMENT

     Also in connection with the execution of the Merger Agreement on August 17, 2003, the Standstill Agreement Reporting Persons entered into a Standstill Agreement, dated as of August 15, 2003 (the "Standstill Agreement"), with Parent, the principal terms of which are described below. The following description of the Standstill Agreement is a summary only and is qualified in its entirety by reference to the Standstill Agreement, which is filed hereto as Exhibit C and is incorporated herein by reference.

     STANDSTILL. The Standstill Agreement generally limits the ability of each Standstill Agreement Reporting Person, from the date that the Standstill Agreement is in effect, to (a) acquire, or offer to or agree to acquire, securities of the Parent or any assets of the Parent or its subsidiaries or divisions; (b) solicit proxies or influence the voting of voting securities of Parent other than to recommend voting in favor of the Merger and the Merger Agreement; (c) submit stockholder proposals to Parent; (d) make a public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving Parent or its securities or assets; (e) form, join or in any way participate in a group (as defined under the Exchange Act) in connection with any of the foregoing activities; (g) seek to have these restrictions amended, waived or modified; and (h) generally take any actions with purpose or effect of avoiding or circumventing the foregoing limitations and requirements.

     TERMINATION. The Standstill Agreement will terminate upon the earliest to occur of: (a) the termination of the Standstill Agreement by mutual written consent of the parties, (b) the 7th anniversary of the date of the Standstill Agreement, and (c) the termination of the Merger Agreement in accordance with its terms.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT   DESCRIPTION
A         Agreement and Plan of Merger, dated as of August 15, 2003, among DRS Technologies, Inc., MMC3 Corporation and Integrated
          Defense Technologies, Inc.

B         Voting Agreement, entered into as of August 15, 2003, by and among DRS
          Technologies, Inc., IDT Holding, L.L.C., The Veritas Capital
          Fund, L.P. and Veritas Capital Management, L.L.C.

C Standstill Agreement, entered into as of August 15, 2003, by and among DRS Technologies, Inc., IDT Holding, L.L.C., The Veritas Capital
          Fund, L.P., Veritas Capital Management, L.L.C. and Robert B. McKeon

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2003
                                   IDT HOLDING, L.L.C.

                                   By: Veritas Capital Fund, L.P.
                                         By: Veritas Capital Management, L.L.C.

                                             By: /s/ Robert B. McKeon
                                                 ------------------------------
                                                 Name: Robert B. McKeon
                                                 Title: Member



                                   THE VERITAS CAPITAL FUND, L.P.

                                   By: Veritas Capital Management, L.L.C.

                                         By: /s/ Robert B. McKeon
                                             ----------------------------------
                                             Name: Robert B. McKeon
                                             Title: Member


                                   VERITAS CAPITAL MANAGEMENT, L.L.C.

                                   By: /s/ Robert B. McKeon
                                       ---------------------------------------
                                       Name: Robert B. McKeon
                                       Title: Member

                                   /s/ Robert B. McKeon
                                   -------------------------------------------
                                   ROBERT B. MCKEON

                                   /s/ Thomas J. Campbell
                                   -------------------------------------------
                                   THOMAS J. CAMPBELL